UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                             J2 COMMUNICATIONS, INC.
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                    46625420
                                 (CUSIP Number)

                               Timothy S. Durham
                        111 Monument Circle, Suite 3680
                            Indianapolis, Indiana 46204
                                 (317) 237-4122

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  March 15, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                                  SCHEDULE 13D
                               (Amendment No. 3)


CUSIP No. 46625420

1        NAME OF REPORTING PERSON
                  Timothy S. Durham

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) /X/
                                                                (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  PF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                               / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  USA


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           72,200

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                           72,200

         10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           72,200

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           5.34%

14       TYPE OF REPORTING PERSON*
                           IN






                                  SCHEDULE 13D
                               (Amendment No. 3)


CUSIP No. 46625420

1        NAME OF REPORTING PERSON
                  Diamond Investments, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
		  35-2088657

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) /X/
                                                                (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                  / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Indiana


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           36,200

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                           36,200

         10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           36,200

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           2.68%

14       TYPE OF REPORTING PERSON*
                  CO






                                  SCHEDULE 13D
                               (Amendment No. 3)


Item 1.  Security and Issuer


         The Schedule 13D filed with the U.S. Securities and Exchange Commission on January 4, 2001, by Timothy S. Durham, a citizen of the United States of America ("Mr. Durham") and Diamond Investments, Inc., an Indiana company (collectively, the "Registrants") relating to the common shares, no par value (the "Shares"), of J2 Communications, Inc., a California corporation (the "Issuer"), is hereby amended to furnish and restate the information set forth herein.


Item 3.  Source and Amount of Funds or Other Consideration

         The aggregate purchase price of the 9,500 Shares purchased by the Registrants was $124,786.00 (excluding commissions). The source of funding for the purchase of these Shares was the personal funds of Durham and working capital of Diamond.


Item 5.           Interest in Securities of the Issuer

         (a) As of the close of business on March 15, 2001, Registrants may be deemed to beneficially own, in the aggregate, 108,400 Shares, representing approximately 8.01% of the Issuer's outstanding Shares (based upon the 1,353,015 Shares stated to be outstanding as of October 31, 2000 by the Issuer in the Issuer's Form 10-Q filing, filed with the Securities and Exchange Commission on December 14, 2000).

         (b) Durham has sole voting power and sole dispositive power with regard to 108,400 Shares.

         (c) The following table that sets forth all transactions with respect to Shares effected by any of the Registrants. All such transactions were effected in the open market, and exclude commissions paid.



				     # Shares	  Price
Name			  Date	     Purchased	  Per Share

Timothy Durham		 3/2/01		1600	  $12.8434	 $20,549.40
Timothy Durham		 3/6/01		1200	  $13.4880	 $16,185.60
Timothy Durham		3/15/01		 500	  $13.5300	  $6,765.00

Diamond Investments 	 3/9/01		3700	  $12.9065	 $47,754.00
Diamond Investments 	3/12/01		2100	  $13.3624	 $28,061.00
Diamond Investments 	3/13/01		 400	  $13.6775	  $5,471.00

					9500			$124,786.00




                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 15, 2001




/s/ Timothy S. Durham
- --------------------
TIMOTHY S. DURHAM



DIAMOND INVESTMENTS, INC.

By: /s/ Timothy S. Durham
- ------------------------
Name:  Timothy S. Durham
--------------------------
Its:  President
--------------------------